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                                                 Filed by SONICblue Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Sensory Science Corporation
                                                   Commission File No. 333-59258


         Except for the historical information contained herein, the matters set forth in this filing, including statements as to the development, breadth and integration of technologies and product lines, the formation of new business units, and the expected benefits of the combinations of SONICblue and Sensory Science and SONICblue and ReplayTV, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, SONICblue's ability to successfully refocus its business as a digital media company, growth in the digital media industry, technological advances, manufacturing difficulties, possible delays in the release of products, the impact of competitive products, general economic conditions, the satisfaction of certain conditions to closing of the proposed acquisitions of Sensory Science and ReplayTV, SONICblue's ability to integrate successfully and in a timely manner acquired technology, brands and operations, and other risks detailed from time to time in the SEC reports of SONICblue Incorporated, including its annual report on Form 10-K for the year ended December 31, 2000 and the section entitled "Risk Factors" in its registration statement on Form S-4 filed on April 20, 2001. These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements.

         SONICblue has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with Sensory Science Corporation. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

         SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of SONICblue is set forth in the Registration Statement on Form S-4. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science's 2000 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus when it becomes available.


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         SONICblue and frontpath are trademarks of SONICblue Incorporated. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under licenses from RioPort, Inc. Other marks referenced herein are the property of their respective owners.

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            THE FOLLOWING ARE EXCERPTS FROM THE 2000 ANNUAL REPORT TO
                     SHAREHOLDERS OF SONICblue INCORPORATED

From page 2, in the section entitled "Letter to Shareholders:"

"Our company has an initiative underway to integrate our Access technologies into our Rio and frontpath offerings, and we believe our proposed acquisitions of ReplayTV and Sensory Science will facilitate the formation of a business unit focusing on video-based media servers and client products."

From page 6, in the section entitled "Digital Media:"

"Building on this success, we plan to drive the iAppliance usage model with a broad array of new Rio audio products that may include portable players, home entertainment systems and automotive products, as well as new video products and full digital media application suites through our proposed acquisitions of ReplayTV and Sensory Science."

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